--------------------------------------------------------------

                               13D
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            SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, DC 20549
                    __________________

                       SCHEDULE 13D

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                       RULE 13d-2(a)

                    (Amendment No. __)*

          TENNENBAUM OPPORTUNITIES PARTNERS V, LP
                     (Name of Issuer)

          Series A Cumulative Preferred Interests
              (Title of Class of Securities)

                            N/A
                      (CUSIP Number)

                Bank of America Corporation
             Bank of America Corporate Center
              100 N. Tryon Street, 25th Floor
              Charlotte, North Carolina 28255
                      (704) 386-7839

       (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)

                     December 27, 2006
  (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously  filed a statement
on  Schedule  13G to  report  the  acquisition  that is the
subject of this  Schedule  13D, and is filing this schedule
because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box. [   ]

     Note:  Schedules filed in paper format shall include a
signed   original   and  five   copies  of  the   schedule,
including  all  exhibits.  See Rule 13d-7 for other parties
to whom copies are to be sent.
                ___________________________

     *The  remainder of this cover page shall be filled out
for a reporting  person's  initial filing on this form with
respect  to the  subject class of  securities,  and for any
subsequent  amendment  containing  information  which would
alter disclosures provided in a prior cover page.

     The  information  required  on the  remainder  of this
cover  page  shall  not be  deemed  to be  "filed"  for the
purpose of  Section  18 of the Securities  Exchange  Act of
1934 ("Act") or  otherwise  subject to the  liabilities  of
that section of the Act but shall  be subject to  all other
provisions of the Act (however, see the Notes).

   -----------------------------------------------------------

     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)
          BANK OF AMERICA CORPORATION              56-0906609

   -----------------------------------------------------------
   -----------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)
                                                        [   ]
                                                       (b)
                                                       [   ]*

   -----------------------------------------------------------
   -----------------------------------------------------------

     3    SEC USE ONLY

   -----------------------------------------------------------
   -----------------------------------------------------------

     4    SOURCE OF FUNDS
          WC

   -----------------------------------------------------------
   -----------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                           [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

   -----------------------------------------------------------
   -----------------------------------------------------------

               7  SOLE VOTING POWER
                  4,743.4086
   NUMBER OF
     SHARES
   BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
   PERSON
      WITH
              ------------------------------------------------
              ------------------------------------------------

               8  SHARED VOTING POWER
                  0

              ------------------------------------------------
              ------------------------------------------------

               9  SOLE DISPOSITIVE POWER
                  4,743.4086

              ------------------------------------------------
              ------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  0

   -----------------------------------------------------------
   -----------------------------------------------------------

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          4,743.4086

   -----------------------------------------------------------
   -----------------------------------------------------------

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES
          CERTAIN SHARES
               [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          39.2%

   -----------------------------------------------------------
   -----------------------------------------------------------

     14   TYPE OF REPORTING PERSON
          CO
   -----------------------------------------------------------

   -----------------------------------------------------------

     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)
          NB HOLDINGS CORPORATION             56-1857749

   -----------------------------------------------------------
   -----------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)
                                                        [   ]
                                                       (b)
                                                       [   ]*

   -----------------------------------------------------------
   -----------------------------------------------------------

     3    SEC USE ONLY

   -----------------------------------------------------------
   -----------------------------------------------------------

     4    SOURCE OF FUNDS
          WC

   -----------------------------------------------------------
   -----------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                           [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

   -----------------------------------------------------------
   -----------------------------------------------------------

               7  SOLE VOTING POWER
                  4,743.4086
   NUMBER OF
     SHARES
   BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
   PERSON
      WITH
              ------------------------------------------------
              ------------------------------------------------

               8  SHARED VOTING POWER
                  0

              ------------------------------------------------
              ------------------------------------------------

               9  SOLE DISPOSITIVE POWER
                  4,743.4086

              ------------------------------------------------
              ------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  0

   -----------------------------------------------------------
   -----------------------------------------------------------

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          4,743.4086

   -----------------------------------------------------------
   -----------------------------------------------------------

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES
          CERTAIN SHARES
               [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          39.2%

   -----------------------------------------------------------
   -----------------------------------------------------------

     14   TYPE OF REPORTING PERSON
          CO
   -----------------------------------------------------------

   -----------------------------------------------------------

     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)
          BANK OF AMERICA, NATIONAL ASSOCIATION
          94-1687665

   -----------------------------------------------------------
   -----------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)
                                                        [   ]
                                                       (b)
                                                       [   ]*

   -----------------------------------------------------------
   -----------------------------------------------------------

     3    SEC USE ONLY

   -----------------------------------------------------------
   -----------------------------------------------------------

     4    SOURCE OF FUNDS
          WC

   -----------------------------------------------------------
   -----------------------------------------------------------

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                           [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

   -----------------------------------------------------------
   -----------------------------------------------------------

               7  SOLE VOTING POWER
                  4,743.4086
   NUMBER OF
     SHARES
   BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
   PERSON
      WITH
              ------------------------------------------------
              ------------------------------------------------

               8  SHARED VOTING POWER
                  0

              ------------------------------------------------
              ------------------------------------------------

               9  SOLE DISPOSITIVE POWER
                  4,743.4086

              ------------------------------------------------
              ------------------------------------------------

              10  SHARED DISPOSITIVE POWER
                  0

   -----------------------------------------------------------
   -----------------------------------------------------------

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          4,743.4086

   -----------------------------------------------------------
   -----------------------------------------------------------

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES
          CERTAIN SHARES
               [  ]

   -----------------------------------------------------------
   -----------------------------------------------------------

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          39.2%

   -----------------------------------------------------------
   -----------------------------------------------------------

     14   TYPE OF REPORTING PERSON
          BK
   -----------------------------------------------------------

   .

Item 1.       Security and Issuer.

     This statement on Schedule 13D (the "Schedule 13D")
relates to the Series A Cumulative Preferred Interests
(the "Preferred Interests") of Tennenbaum Opportunities
Partners V, LP, a Delaware limited partnership (the
"Issuer").  The principal executive offices of the Issuer
are located c/o Tennenbaum Capital Partners, LLC, 2951
28th Street, Suite 1000, Santa Monica, California  90405.

Item 2.       Identity and Background.

     This Statement is being filed pursuant to Rule
13d-1(a) of the Securities Exchange Act of 1934, as
amended, by Bank of America Corporation, a Delaware
corporation ("Bank of America"), NB Holdings Corporation,
a Delaware corporation ("NB Holdings") and Bank of
America, National Association, ("BANA"; Bank of America,
NB Holdings and BANA shall be referred to herein in the
aggregate as the "Reporting Persons").

     Bank of America is a bank holding company registered
under the Bank Holding Company Act of 1956, as amended,
and is engaged in the general banking and financial
services business through its subsidiaries.

     NB Holdings Corporation is a holding company engaged
in the business of being the intermediate holding company
of BANA.

     BANA is a banking association chartered with the
Office of the Comptroller of the Currency, is engaged in
the business of being a full-service commercial bank.

     The principal address of the Reporting Persons is
Bank of America Corporate Center, 100 N. Tryon Street,
Charlotte, North Carolina 28255.

     Information concerning each executive officer,
director and controlling person of each of the Reporting
Persons (the "Listed Persons") is listed on Schedule I
attached hereto, and is incorporated by reference herein.
To the knowledge of the Reporting Persons, all of the
Listed Persons are citizens of the United States.

     Other than as set forth on Schedule II, during the
last five years, none of the Reporting Persons, and to
the best knowledge of the Reporting Persons, none of the
Listed Persons, has been convicted in a criminal
proceeding (excluding traffic violations or similar
misdemeanors) or was a party to a civil proceeding of a
judicial or administrative body of competent jurisdiction
as a result of which such person was or is subject to a
judgment, decree or final order enjoining future
violations of, or prohibiting or mandating activities
subject to, federal or state securities laws, or finding
any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other
Consideration

     BANA acquired the Preferred Shares for $94,868,172.00
using its working capital.

Item 4.       Purpose of Transaction

     BANA acquired the Preferred Interests for investment
purposes.

Item 5.       Interest in Securities of the Issuer

     (a) BANA directly beneficially owns, NB Holdings may
be deemed to own by virtue of its being the parent
company of BANA, and Bank of America may be deemed to
beneficially own by virtue of its being the parent
company of NB Holdings, 4,743.4086 shares of Preferred
Interests, representing approximately 39.2% of the
outstanding Preferred Interests.

     Except as set forth in this Item 5(a), the Reporting
Persons do not beneficially own any Preferred Interests.

     (b) BANA has sole power, NB Holdings may be deemed
to have sole power by virtue of its being the parent
company of BANA, and Bank of America may be deemed to
have sole power by virtue of its being the parent company
of NB Holdings, to vote or direct the vote and to dispose
or to direct the disposition of the Preferred Interests
reported hereby.

     (c) The Preferred Interests identified in Item 5(a)
hereof were acquired on December 27, 2006.  Except as
identified in the preceding sentence, the Reporting
Persons have not effected any transaction in the
Preferred Interests during the past 60 days.

(d)  Not applicable.

     (e) Not applicable.

Item 6        Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

     Not applicable

Item 7.       Material to Be Filed as Exhibits

Exhibit  Name
99.1     Joint Filing Agreement, dated as of January 5,
         2007 by and among the Reporting Persons

                         SIGNATURE

     After  reasonable  inquiry  and  to  the  best  of the
knowledge  and belief of each of the  undersigned,  each of
the  undersigned  certifies that the  information set forth
in this statement is true, complete and correct.

Dated:  January 5, 2007
                       BANK OF AMERICA CORPORATION
                       NB HOLDINGS CORPORATION
                       BANK OF AMERICA, NATIONAL
                       ASSOCIATION

                       By: /s/ Charles F. Bowman
                       Name: Charles F. Bowman
                       Title: Senior Vice President

                        SCHEDULE I

 EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

The following sets forth the name, business address, and
present principal occupation of each executive officer
and director of Bank of America Corporation.

---------------------------------------------------------
     Name       Position with     Principal Occupation
               Bank of America
                  Corporation
---------------------------------------------------------
---------------------------------------------------------
Kenneth     D. Chairman,   Chief Chairman,         Chief
Lewis          Executive         Executive  Officer  and
               Officer,          President  of  Bank  of
               President     and America Corporation
               Director
---------------------------------------------------------
---------------------------------------------------------
Liam E. McGee  President,        President,       Global
               Global   Consumer Consumer    and   Small
               and         Small Business   Banking   of
               Business Banking  Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
Brian       T. President,        President,       Global
Moynihan       Global     Wealth Wealth  and  Investment
               and    Investment Management  of  Bank of
               Management        America Corporation
---------------------------------------------------------
---------------------------------------------------------
R.      Eugene Vice    Chairman, Vice          Chairman,
Taylor         President,        President,       Global
               Global  Corporate Corporate           and
               and    Investment Investment  Banking  of
               Banking           Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
Joe L. Price   Chief   Financial Chief         Financial
               Officer           Officer   of   Bank  of
                                 America Corporation
---------------------------------------------------------
---------------------------------------------------------
Amy      Woods Global       Risk Global  Risk  Executive
Brinkley       Executive         of  Bank   of   America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
Barbara     J. Global            Global      Technology,
Desoer         Technology,       Service             and
               Service       and Fulfillment   Executive
               Fulfillment       of  Bank   of   America
               Executive         Corporation
---------------------------------------------------------
---------------------------------------------------------
William        Director          Chairman,     President
Barnet, III                      and   Chief   Executive
                                 Officer  of The  Barnet
                                 Company
---------------------------------------------------------
---------------------------------------------------------
Frank       P. Director          Former        Executive
Bramble, Sr.                     Officer     of     MBNA
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
John        T. Director          Chief         Executive
Collins                          Officer of The  Collins
                                 Group, Inc.
---------------------------------------------------------
---------------------------------------------------------
Gary        L. Director          Chairman   Emeritus  of
Countryman                       Liberty Mutual Group
---------------------------------------------------------
---------------------------------------------------------
Tommy       R. Director          Retired        General,
Franks                           United States Army
---------------------------------------------------------
---------------------------------------------------------
Paul Fulton    Director          Chairman   of   Bassett
                                 Furniture   Industries,
                                 Inc.
---------------------------------------------------------
---------------------------------------------------------
Charles     K. Director          Former    Chairman   of
Gifford                          Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
W.      Steven Director          Dean  of  Kenan-Flagler
Jones                            Business        School,
                                 University   of   North
                                 Carolina at Chapel Hill
---------------------------------------------------------
---------------------------------------------------------
Monica Lozano  Director          Publisher   and   Chief
                                 Executive   Officer  of
                                 La Opinion
---------------------------------------------------------
---------------------------------------------------------
Walter      E. Director          President  of Morehouse
Massey                           College
---------------------------------------------------------
---------------------------------------------------------
Thomas J. May  Director          Chairman  of  President
                                 and   Chief   Executive
                                 Officer, NSTAR
---------------------------------------------------------
---------------------------------------------------------
Patricia    E. Director          President   and   Chief
Mitchell                         Executive   Officer  of
                                 The      Museum      of
                                 Television and Radio
---------------------------------------------------------
---------------------------------------------------------
Thomas M. Ryan Director          Chairman,     President
                                 and   Chief   Executive
                                 Officer      of     CVS
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
O.      Temple Director          Chairman     of     the
Sloan, Jr.                       International    Group,
                                 Inc.
---------------------------------------------------------
---------------------------------------------------------
Meredith    R. Director          Director     of    C.D.
Spangler                         Spangler   Construction
                                 Company,   Chairman  of
                                 the   Board   of   C.D.
                                 Spangler    Foundation,
                                 Trustee  of   Wellesley
                                 College     Board    of
                                 Trustees
---------------------------------------------------------
---------------------------------------------------------
Robert      L. Director          Chairman     and    CEO
Tillman                          Emeritus    of   Lowe's
                                 Companies, Inc.
---------------------------------------------------------
---------------------------------------------------------
Jackie M. Ward Director          Retired   Chairman/CEO,
                                 Computer     Generation
                                 Incorporated
---------------------------------------------------------

The following sets forth the name, business address, and
present principal occupation of each executive officer
and director of NB Holdings Corporation.

---------------------------------------------------------
     Name      Position with NB   Principal Occupation
                   Holdings
                  Corporation
---------------------------------------------------------
---------------------------------------------------------
Kenneth     D. Chairman,   Chief Chairman,         Chief
Lewis          Executive         Executive  Officer  and
               Officer,          President  of  Bank  of
               President     and America Corporation
               Director
---------------------------------------------------------
---------------------------------------------------------
Gregory     L. President         Global        Corporate
Curl                             Planning and  Strategic
                                 Executive  of  Bank  of
                                 America Corporation
---------------------------------------------------------
---------------------------------------------------------
Joe L. Price   Chief   Financial Chief         Financial
               Officer       and Officer   of   Bank  of
               Director          America Corporation
---------------------------------------------------------
---------------------------------------------------------
Amy      Woods Global       Risk Global  Risk  Executive
Brinkley       Executive     and of  Bank   of   America
               Director          Corporation
---------------------------------------------------------

The following sets forth the name, business address, and
present principal occupation of each executive officer
and director of Bank of America, National Association.

---------------------------------------------------------
     Name       Position with     Principal Occupation
               Bank of America,
                   National
                  Association
---------------------------------------------------------
---------------------------------------------------------
R.      Eugene Director      and Vice          Chairman,
Taylor         Vice Chairman     President,       Global
                                 Corporate           and
                                 Investment  Banking  of
                                 Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
Liam E. McGee  Director      and President,       Global
               President,        Consumer    and   Small
               Global   Consumer Business   Banking   of
               and         Small Bank     of     America
               Business Banking  Corporation
---------------------------------------------------------
---------------------------------------------------------
Brian       T. Director      and President,       Global
Moynihan       President,        Wealth  and  Investment
               Global     Wealth Management  of  Bank of
               and    Investment America Corporation
               Management
---------------------------------------------------------
---------------------------------------------------------
R.      Eugene Director      and Vice          Chairman,
Taylor         President,        President,       Global
               Global  Corporate Corporate           and
               and    Investment Investment  Banking  of
               Banking           Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
Joe L. Price   Director      and Risk         Management
               Chief   Financial Executive,       Global
               Officer           Corporation         and
                                 Investment  Banking  of
                                 Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
Amy      Woods Director      and Global  Risk  Executive
Brinkley       Global       Risk of  Bank   of   America
               Executive         Corporation
---------------------------------------------------------
---------------------------------------------------------
Barbara     J. Director      and Global      Technology,
Desoer         Global            Service             and
               Technology        Fulfillment   Executive
               Service       and of  Bank   of   America
               Fulfillment       Corporation
               Executive
---------------------------------------------------------
---------------------------------------------------------
Kenneth     D. Chairman,   Chief Chairman,         Chief
Lewis          Executive         Executive  Officer  and
               Officer       and President  of  Bank  of
               President         America Corporation
---------------------------------------------------------

                        SCHEDULE II

BANK OF AMERICA  CORPORATION  ("BANK OF  AMERICA")  ENTERED
INTO  A  CIVIL  SETTLEMENT  AGREEMENT  WITH  THE  NEW  YORK
COUNTY  (NEW  YORK)  DISTRICT  ATTORNEY  ON  SEPTEMBER  28,
2006.  THE  AGREEMENT  PROVIDES  THAT,  FROM  ABOUT 2002 TO
2004,   BANK  OF  AMERICA  HAD   DEFICIENCIES   IN  CERTAIN
INTERNAL  ANTI-MONEY  LAUNDERING  CONTROLS  AND  FAILED  TO
REACT  APPROPRIATELY  TO  THE  RISK  PRESENTED  BY  CERTAIN
SOUTH  AMERICAN  MONEY  SERVICES  BUSINESS  CUSTOMERS,  WHO
MOVED  FUNDS  ILLEGALLY   THROUGH  BANK  OF  AMERICA.   THE
AGREEMENT   REQUIRES  BANK  OF  AMERICA  TO  MAKE  A  TOTAL
PAYMENT OF $7.5  MILLION,  TO  COOPERATE  WITH THE DISTRICT
ATTORNEY  IN  ONGOING  INVESTIGATIONS,   AND  TO  ABIDE  BY
ANTI-MONEY   LAUNDERING  CHANGES  RECOMMENDED  BY  BANK  OF
AMERICA'S REGULATORS.

THE BOARD OF  GOVERNORS OF THE FEDERAL  RESERVE  SYSTEM AND
THE RESERVE BANK  REVIEWED  CERTAIN  ACTIVITIES  OF BANK OF
AMERICA'S  WEALTH  AND  INVESTMENT  MANAGEMENT  GROUP.  THE
RESERVE BANK RAISED  CONCERNS  THAT BANK OF AMERICA AND ITS
SUBSIDIARIES  DID  NOT  ADEQUATELY  ASSESS  THE  LEGAL  AND
REPUTATIONAL  RISKS POSED BY CERTAIN  MUTUAL  FUND  TRADING
ACTIVITIES   AND  ADDRESS  FLAWS  IN  COMPLIANCE  AND  RISK
MANAGEMENT  PERTAINING  TO THE  ASSET  MANAGEMENT  LINES OF
BUSINESS.  FOLLOWING THAT REVIEW,  THE BANK AND THE RESERVE
BANK  EXECUTED A WRITTEN  AGREEMENT TO ENSURE THAT THE BANK
AND ITS  SUBSIDIARIES  MAKE  PROGRESS  IN THEIR  EFFORTS TO
ADOPT AND IMPLEMENT  NUMEROUS  CORRECTIVE  ACTIONS AND BEST
PRACTICE  RECOMMENDATIONS.  BANK OF  AMERICA  HAS AGREED TO
CONTINUE  TO TAKE STEPS TO ADOPT AND  IMPLEMENT  CORRECTIVE
ACTIONS   AND   BEST   PRACTICE   RECOMMENDATIONS   OF  THE
INDEPENDENT     CONSULTANTS     AND    TO    ENHANCE    THE
ENTERPRISE-WIDE  COMPLIANCE  PROGRAM  TO ENSURE  COMPLIANCE
WITH ALL  APPLICABLE  LAWS AND  REGULATIONS,  INCLUDING BUT
NOT LIMITED TO SECURITIES LAWS AND  REGULATIONS  INCLUDING,
AMONG OTHER  THINGS,  A PROCESS FOR RESOLVING OR ESCALATING
COMPLIANCE   ISSUES,   ONGOING  TRAINING  ON  POLICIES  AND
PROCEDURES FOR  COMPLIANCE  WITH LAWS AND  REGULATIONS  FOR
CERTAIN  STAFF  OF BANK OF  AMERICA  AND ITS  SUBSIDIARIES,
ENSURE  PROCESSES FOR AN ENHANCED  APPROVAL PROCESS FOR NEW
CLIENTS,  NEW OR UNIQUE  INVESTMENT  PRODUCTS,  SERVICES OR
TRANSACTIONS,  AND  MATERIAL  CHANGES TO EXISTING  PRODUCTS
OR SERVICES,  PROCEDURES TO ENSURE  THOROUGH  ASSESSMENT OF
RISKS,   POLICIES  AND   PROCEDURES  TO  ENSURE   PRODUCTS,
SERVICES AND  ARRANGEMENTS  ARE  CONSISTENT  WITH  BUSINESS
EXPERTISE,  STRATEGY AND APPROVED RISK PROFILE,  PROCEDURES
FOR  INTERNAL  AUDIT,   MECHANISMS  FOR  PERIODIC  REVIEWS,
MONITORING  OF  ENTERPRISE-WIDE  ADOPTION AND  EXECUTION OF
NEW POLICIES AND  PROCEDURES AND OTHER  RECOMMENDATIONS  OF
THE  INDEPENDENT  CONSULTANTS,  AND  SUBMISSION OF PROGRESS
REPORTS TO RESERVE BANK.

THE  SECURITIES AND EXCHANGE  COMMISSION  (THE "SEC") FOUND
THAT   IN   1997   AND   1998,   BANKAMERICA    CORPORATION
("BANKAMERICA"),  PREDECESSOR OF BANK OF AMERICA,  VIOLATED
VARIOUS  EXCHANGE ACT ACCOUNTING  AND REPORTING  PROVISIONS
WITH  RESPECT TO A BUSINESS  ALLIANCE  BETWEEN  BANKAMERICA
AND  D.E.   SHAW   SECURITIES   GROUP,   L.P.  AND  RELATED
ENTITIES.  ON JULY 30, 2001,  WITHOUT  ADMITTING OR DENYING
THE  ALLEGATIONS,  CHARGES  OR  FINDINGS,  BANK OF  AMERICA
CONSENTED  TO ENTRY OF AN  ADMINISTRATIVE  ORDER  PROVIDING
THAT IT CEASE AND DESIST  FROM  COMMITTING  OR CAUSING  ANY
FUTURE  VIOLATIONS  OF  THE  EXCHANGE  ACT  ACCOUNTING  AND
REPORTING  PROVISIONS  CITED IN THE SEC'S  ALLEGATIONS.  ON
JULY 30,  2001,  THE SEC  FOUND  THAT,  IN 1997  AND  1998,
BANKAMERICA  (I)  INCORRECTLY  ACCOUNTED  FOR  A  FINANCIAL
RELATIONSHIP,   AND  (II)   MADE   INADEQUATE   DISCLOSURES
RELATED TO RISK IN  EXCHANGE  ACT REPORT  FILINGS  WITH THE
SEC,  IN  CONNECTION  WITH A  BUSINESS  ALLIANCE  WITH D.E.
SHAW SECURITIES GROUP,  L.P. AND RELATED  ENTITIES.  ON THE
SAME  DATE,   WITHOUT   ADMITTING   OR  DENYING  THE  SEC'S
ALLEGATIONS,   CHARGES   OR   FINDINGS,   BANK  OF  AMERICA
CONSENTED  TO ENTRY OF AN  ADMINISTRATIVE  ORDER  PROVIDING
THAT IT CEASE AND DESIST  FROM  COMMITTING  OR CAUSING  ANY
FUTURE  VIOLATIONS  OF  THE  EXCHANGE  ACT  ACCOUNTING  AND
REPORTING PROVISIONS CITED IN THE SEC'S ALLEGATIONS.

Exhibit 99.1

                  JOINT FILING AGREEMENT

         JOINT FILING AGREEMENT, dated as of the 5th day
of January, 2007, between (i) Bank of America
Corporation, (ii) NB Holdings Corporation and (iii) Bank
of America, National Association (collectively, the
"Joint Filers").

         WHEREAS, pursuant to Rule 13d-1(k)(1) under the
Securities Exchange Act of 1934, as amended (the
"Exchange Act"), the parties hereto desire to satisfy any
filing obligation under Section 13(d) of the Exchange Act
by a single joint filing;

         NOW, THEREFORE, in consideration of the premises
and the mutual covenants herein contained, the Joint
Filers hereby agree and represent as follows:

         1.   The Schedule 13D with respect to the Series
A Cumulative Preferred Interests of Tennenbaum
Opportunities Partners V, LP, a Delaware limited
partnership (to which this Joint Filing Agreement is an
exhibit) is filed on behalf of each of the Joint Filers.

         2.   Each of the Joint Filers is eligible to use
Schedule 13D for the filing of information therein.

         3.   Each of the Joint Filers is responsible for
the timely filing of Schedule 13D and any amendments
thereto, and for the completeness and accuracy of the
information concerning such person contained therein,
provided that each such person is not responsible for the
completeness or accuracy of the information concerning
the other persons making the filing, unless such person
knows or has reason to believe that such information is
inaccurate.

         4.   This Joint Filing Agreement may be executed
in one or more counterparts, all of which taken together
shall constitute one and the same instrument.

                       BANK OF AMERICA CORPORATION
                       NB HOLDINGS CORPORATION
                       BANK OF AMERICA, NATIONAL
                       ASSOCIATION

                       By: /s/ Charles F. Bowman
                       Name: Charles F. Bowman
                       Title: Senior Vice President